November 5, 2012

Ms. Linda Cvrkel, Branch Chief	BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Life Time Fitness, Inc.

 Form 10-K for the Year Ended December 31, 2011

 Filed February 28, 2012

 File No. 001-32230

Dear Ms. Cvrkel:

The purpose of this letter is to confirm our understanding, based on my phone conversation with your office on November 1, 2012, that the Securities and Exchange Commission has taken no exception to our request for additional time to respond to the comments identified in your letter dated October 31, 2012. As discussed, the Securities and Exchange Commission has allowed us an additional ten (10) business days to respond to your letter.

Very truly yours,

/s/ James N. Spolar
James N. Spolar Associate General Counsel